NewMarket Technology Inc.

                                                     Contact: Investor Relations
                                                               Tel: 404 261 1196
                                               Email: ir@newmarkettechnology.com


Press Release

NewMarket Technology Inc. Releases Letter to Shareholders on 4th Annual Shareholder Town Hall Meeting Presentation to Be Available on Corporate Website


DALLAS--(BUSINESS WIRE) December 19, 2005 - NewMarket Technology Inc. (OTCBB:NMKT) today released a Letter to Shareholders to provide a summary of the presentation by the CEO, Philip Verges, at the 4th Annual Shareholder Town Hall meeting held on December 15, 2005. The Letter follows in its entirety:


Dear Fellow Shareholders and Interested Technology Investors:

The purpose of this letter is to provide highlights of my presentation at the 4th Annual Shareholder Town Hall Meeting held in Boca Raton, Florida. It is my hope that this letter will encourage all shareholders and other interested investors to view more of the presentation, which will be available later this week on our website (www.newmarkettechnology.com). Through this letter and the online presentations, I further hope you all will recognize NewMarket as a product of passion -- passion for emerging technology and the emerging technology entrepreneur; passion for the role of the development stage business in the overall U.S. and global economies and a passionate belief in the critical importance of the development stage business to the future of the U.S. economy in a rapidly changing global economic landscape.

NewMarket is more than just another growth stock investment prospect. NewMarket is an example of the universal challenges facing the emerging technology sector and an example of the greater universal challenges facing the entire development stage business market. In response to these universal challenges, NewMarket has decided to lead in the establishment of a new emerging technology process. NewMarket has decided to lead in blazing a trail for all development stage businesses to follow into the future of our rapidly evolving global economic landscape.

In the past several years, many have previously voted their confidence in NewMarket by purchasing the Company's stock. Everyone here at NewMarket recognizes our implicit contract with both old and new shareholders to build value and offer an eventual healthy investment return. Your cumulative stock purchases create the market in the Company's stock that in turn enables the Company to leverage its stock to build a larger and more valuable Company. In return, our responsibility is to continue building a Company that provides a greater shareholder value.

NewMarket's revenues have increased from $1 million in 2002 to over $50 million projected in 2005. In that same timeframe, balance sheet calculated shareholder equity has increased from a negative measurement to nearly $30 million in the last three years. Profits have also continuously improved. However, over the last 24 months, the NewMarket share price has been volatile and sustained share price appreciation has been elusive. The Company is currently in debt to its long-term shareholders. We owe an increased share price to our long-term shareholders. I will not make excuses. I will not point fingers. In the words of the late, great President Harry S. Truman, "The buck stops here."

I am confident NewMarket will overcome the current resistance to share price appreciation. The purpose of the Shareholder Town Hall presentation was to provide insight into that confidence in a higher future NewMarket share price. However, NewMarket's sights are much higher than just overcoming this resistance to share price appreciation. As NewMarket executes its plan to align share price appreciation with fundamental financial performance, our greater objective is to set an example for the Over the Counter Bulletin Board (OTCBB) market as a whole.

The Over the Counter Backdrop

The only U.S. over the counter exchange with fully reporting publicly listed companies is the Over the Counter Bulletin Board Exchange or OTCBB. NewMarket is listed and traded on the OTCBB exchange. The OTCBB as a permanent operation is less than ten years old. The OTCBB began operation as a pilot project in 1990 as part of the Penny Stock Reform Act past the same year. The OTCBB was approved for permanent operation in 1997.

Since 1997, the number of listed companies has declined from 6,408 to 3,111 as of today. The total average daily share volume (the cumulative number of shares traded across all listed companies) has increased substantially from 71 million shares to 1.5 billion per day. That is half the number of companies and twenty times more daily traded share volume. The average price per traded share has dropped from $2.46 in 1997 to $0.09 today. Ironically, the average dollar volume since 1997 has only declined 22% from $175,000,000 to $136,000,000. The daily share volume increased 2000%, half as many companies are listed, the average share price has dropped 96%, and the total daily dollar volume has only declined by 22%. Many more shares trading with many fewer companies to be traded at dramatically lower share prices, but only a modest reduction in the number of dollars committed to the OTCBB market. In my interpretation, these statistics indicate more investors are participating in the OTCBB market over time even though share prices are going down.

As you might imagine, average daily share volume; average daily dollar volume and average traded share price dropped dramatically between 2000 and 2001. Since 2001, average daily share volume and average daily dollar volume have increased substantially, while average daily traded share prices have steadily declined. The number of listed companies is continuing to decline slightly and therefore has little impact on volumes.

One might expect the growing share and dollar volumes to indicate overall increased investment. The declining share price in the face of increased dollar and share volumes is confusing. Why are more dollars going into a declining market? Have investors learned to consistently make money on declining share prices?

A more recent look at the OTCBB presents perhaps an even more dramatic and telling example of the counterintuitive relationship trend between share volume, dollar volume, and share price. The total year-to-date volumes through October 2004 were 16 billion shares and $2.9 billion. The total year-to-date volumes through October 2005 were 29 billion shares and $3.1 billion. The 84% increase in total share volume and 9% increase in total dollar volume resulted in a 47% average traded share price drop from $0.19 to $0.09 per share.

NewMarket Financial Performance vs. Share Price Performance

Similar to the overall OTCBB market, NewMarket's share price has decreased 47% from the first quarter of 2004 to the current quarter. NewMarket's market capitalization value (the total number of issued and outstanding shares multiplied by the price per share) has remained relatively flat, increasing only 2% in the last two years. The total issued and outstanding has increased an average of 10% per quarter -- a total of 91% in two years. It has been suggested that the decline in share price is due to the increase in the issued and outstanding. While the inverse relationship between increasing issued and outstanding and decreasing share price is unarguable, the cause and effect is arguable.

Over the last two years, NewMarket revenue has increased on average 40% per quarter with a total 485% increase between the first quarter of 2004 and the current quarter. Over the same period, shareholder equity has increased on average 29% per quarter with a total increase of 400%. Profit has also increased at a normalized rate of 400%. A graph of the fundamental financial performance, in conjunction with the increase in total issued and outstanding exemplifies accretive growth. Fundamental financial performance and the corresponding value of the overall business are increasing at a substantially greater rate than the declining rate of ownership percentage represented by a single stock certificate.

I might argue that a single stock certificate represents 50% less ownership today than last year, but with 200% more intrinsic value. I will most certainly argue that NewMarket's two-year share price history is not at all consistent with its fundamental financial performance.

While the Company's financial performance and share price demonstrate no relationship, the pronounced inverse relationship between share price and issued and outstanding cannot be ignored. The price per share clearly decreases when the issued and outstanding increases, and clearly remains unchanged when the issued and outstanding remains unchanged.

At the same time price per share has been incrementally decreasing, share price volatility has added a notable and significant dynamic. The high and low share price within any given quarter over the last two years has varied an average of 127%.

The correlation between the OTCBB historic market statistics and NewMarket's own historic market statistics is too obvious to be ignored as central to any plan intended to align fundamental financial performance with share price appreciation. Today, NewMarket's share price is influenced predominantly by dynamics unique to the OTCBB, and very little by fundamental financial performance. Our challenge is to overcome the unique share price dynamics of the OTCBB and to begin aligning our share price with NewMarket's steadily improving fundamental financial performance.

A Picture of Aligned Fundamentals and Share Price Performance

Below is a comparison of NewMarket to other OTCBB technology  service  companies
and  NASDAQ  listed  technology  service  companies.   All  comparisons  are  to
technology service companies under $100 million in sales.

                                      OTC              NMKT              NASDAQ

Revenue (TTM Millions)              $14.9             $41.6              $47.3

EPS                                 $(0.15)           $0.03              $(0.12)

Average Daily
Trading Volume                      69,897          683,504              58,344

Market Value (Millions)             $9.4              $36.6              $101.9

Price to Sales Ratio                  0.63             0.88                2.16

% Owned by Institutions               0.8              0.0                22.4

NewMarket is outperforming the other technology service companies on the OTCBB both in terms of fundamental financial performance, as well as, share price performance. When it comes to a national market listed technology service company, NewMarket is competitive in regard to financial performance, but well below share price performance (Data derived from Fidelity research tools encompassing 20 NASDAQ and 34 OTC Small Cap IT Services firms with under $100 million in Revenue (TTM)).

Aligning Fundamental Financials and Share Price Performance

NewMarket is building respectable historic fundamental financial performance. Continued fundamental financial performance is primary to the eventual alignment of share price performance. To continue NewMarket's aggressive growth and continually improving fundamental financial performance, management is concentrating on:

1)   Expanded and improved management processes and procedures
2) A continued increase in growth from organic sales and a corresponding increase in profit
3) Increased growth from developing economic region expansions in China and Latin America with a corresponding increased portion of equity investment leverage from minority interests in equity of regional expansions

The dynamics of the OTCBB is unlikely to consistently support true valuations based on financial performance. Financial performance similar to NewMarket's is supporting better share price to sales performance on national exchanges In addition to taking measures to ensure continued fundamental financial performance, NewMarket will also upgrade its current equity environment by:

1) Achieving a listing on an exchange that attracts more institutional investors
2)   Pursuing institutional shareholder interest after this listing
3) Obtaining financing for growth leveraged on financial fundamentals and moving away from equity only financing

The Shareholder Town Hall Meeting included a number of conversational overviews of notable organic sales growth opportunities and management process and procedure improvements. The meeting also included more detail on recent successes of the regional expansions in China and Latin America. The PowerPoint is available by request and will provide a complete outline of the presentation from the meeting in Boca Raton and a thorough overview of the additional detail reviewed at the meeting regarding the OTCBB market and the analysis of NewMarket's financial and share price performance. To request a copy of the PowerPoint presentation please contact Rick Lutz, Investor Relations, at ir@newmarkettechnology.com or (404) 261-1196. The complete presentation was recorded and will be available on the Company's website later this week.

All here at NewMarket are confident that the Company's continually improving financial performance will eventually become reflected in the market. We are looking forward to substantial growth in revenue and income in 2006, as well as continuing to expand NewMarket's operations organically and through strategic acquisitions of healthy, promising companies.

Sincerely,
Philip M. Verges
CEO & Chairman
NewMarket Technology Inc.


About NewMarket Technology Inc. (www.newmarkettechnology.com)

NewMarket Technology Inc. is a Systems Innovation Company. NewMarket has combined a traditional systems integration and support services capacity with a specialized asset-based approach to assisting its clients with the delicate balance between maintaining legacy systems and gaining a competitive edge from the latest technology innovations. NewMarket provides certified integration and maintenance services to support the prevailing industry standard solutions to include Microsoft (NASDAQ:MSFT), Cisco Systems (Nasdaq:CSCO) and Sun Microsystems (Nasdaq:SUNW). Concurrently, NewMarket continuously seeks to acquire undiscovered emerging technology assets to incorporate into an overall product portfolio carefully packaged to complement the prevailing industry standard solutions. NewMarket's emerging technology portfolio includes products for the Telecommunications, Healthcare, Homeland Security and Financial Services industries. NewMarket delivers its portfolio of products and services through its global network of Solution Integration subsidiaries in North America, Latin America, China and Singapore. As a Systems Innovator, NewMarket has set itself apart from the systems integration market through the introduction of a technology business model that monetizes the value of emerging technologies to improve corporate profits and enhance shareholder value with the regular issue of dividends. NewMarket recently announced that it ranked Number 13 on the 2005 Deloitte Technology Fast 500, a ranking of the 500 fastest growing technology companies in North America. Rankings are based on the percentage of revenue growth over five years from 2000-2004. NewMarket's revenue increased18,082 percent during this period.

This press release contains statements (such as projections regarding future performance) that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to those detailed from time to time in the Company's filings with the Securities and Exchange Commission.


 Contact:
     NewMarket Technology, Inc.
     Rick Lutz, Investor Relations, 404-261-1196 ir@newmarkettechnology.com www.newmarkettechnology.com